Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

Barings Access Pine Point Fund

c/o Barings LLC

300 South Tryon Street, Suite 2500

Charlotte, North Carolina 28202

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Barings Access Pine Point Fund (the “Fund”) has received and accepted for purchase your tender of Class 1 Shares / Class 2 Shares / Class 3 Shares in the Fund.

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest bearing debt obligation, which may or may not be certificated, entitling you to receive payment(s) in an amount equal to the net asset value of the tendered shares (“Shares”) as of December 31, 2022 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2% “early repurchase fee” (if applicable).

Subject to the terms and conditions of the tender offer, payment in settlement of the debt obligation is generally expected to be made by an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you within 65 days after the Valuation Date. The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. It is expected that the next annual audit of the Fund’s financial statements will be completed by the end of May 2023.

If you have any questions, please contact the Fund’s administrator at 1-877-766-0014.

Sincerely, Barings Access Pine Point Fund